SUB-ITEM 77M

                                     MERGERS

                 AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)

VAN KAMPEN TAX FREE MONEY FUND TO INVESCO TAX-EXEMPT CASH FUND

     On January 21, 2010, the Board of Trustees of AIM Tax-Exempt Fund (Invesco Tax-Exempt Funds) (formerly known as AIM Tax-Exempt Funds), ("ATEF") approved an Agreement and Plan of Reorganization (the "Agreement"). On May 11, 2010, at a Special Meeting for shareholders of Van Kampen Tax Free Money Fund (the "Fund"), shareholders approved the Agreement that provided for the combination of the Fund with Invesco Tax-Exempt Cash Fund (formerly known as AIM Tax-Exempt Cash
Fund), (the "Acquiring Fund"), an investment portfolio of ATEF (the "Reorganization"). Pursuant to the Agreement, on June 1, 2010, all of the assets of the Fund were transferred to the Acquiring Fund. The Acquiring Fund assumed all of the liabilities of the Fund, and ATEF issued Class A shares of the Acquiring Fund to the Fund's No Load Share shareholders. The value of each Fund's shareholder account with the Acquiring Fund immediately after the Reorganization was the same as the value of such shareholder's account with the Fund immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction.

FOR A MORE DETAILED DISCUSSION ON THE REORGANIZATION, PLEASE SEE THE AGREEMENT AND PLAN OF REORGANIZATION FILED HEREIN UNDER ITEM 77Q1(G).